MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

CONSENT OF AUTHOR

July 25, 2006

TO: Toronto Stock Exchange
American Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
PEI Provincial Affairs & Attorney General
Department of Government Services and Lands, Government of Newfoundland and Labrador
Pacific Rim Mining Corp.

Dear Sirs/Mesdames:

Re: Pacific Rim Mining Corporation
Annual Information Form dated July 25, 2006 (the "AIF")

The undersigned hereby consents to being named in the AIF and to the inclusion of references to and extracts from the report entitled "Technical Report on the El Dorado Project Gold and Silver Resources" dated July 31, 2006 (the "**Report**") in the AIF:

I confirm that I have read the AIF, have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report, confirm that the information contained therein that is derived from the Report fairly and accurately represents the information in the Report that supports the written disclosure and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Report.

Sincerely,

Steven Ristorcelli

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053